[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

May 20, 2022

VIA EDGAR

John F. Kernan
Deborah L. O’Neal
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BlackRock Private Credit Fund Registration Statement on Form N-2 (File Nos. 333-262035; 814-01485)

Dear Mr. Kernan:

Thank you for your telephonic comments received April 29, 2022, regarding Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Registration Statement”) filed by BlackRock Private Credit Fund (the “Fund”) on April 14, 2022. The Fund has considered your comments and has authorized us to make on its behalf the responses and changes to the Fund’s Registration Statement discussed herein. Your comments are set forth below and are followed by the Fund’s response. These changes will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement, which the Fund intends to file on or about the date hereof. Capitalized terms not defined herein shall have the meanings set forth in the Registration Statement.

Comment 1:
The lead in to the Expense Example states that it is assumed "that our annual operating expenses and offering expenses remain at the levels set forth in the table above, except to reduce annual expenses upon completion of organization and offering expenses."  Please clarify.  We note that the Adviser will incur organizational and offering expenses, subject to recoupment from the Fund over 36 months if operating expenses do not exceed 1.25%.  The expense table does not appear to reflect a reduction in annual expenses following year three.

Response 1:
The Fund has updated the Expense Example to reflect a reduction in annual expenses following year three to reflect the expiration of the recoupment of organizational and offering expenses from the Fund.

Comment 2:	Please modify the Expense Example calculations to reflect the waiver of the base management fee only in year 1.

Response 2:	The Fund has modified the Expense Example to reflect the waiver of the base management fee only in year one.

* * *

John F. Kernan
May 20, 2022

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (312) 407-0641 or Michael K. Hoffman at (212) 735-3406.

Sincerely,

/s/ Kevin T. Hardy
Kevin T. Hardy

cc:          Michael K. Hoffman, Skadden, Arps, Slate, Meagher & Flom, LLP
Laurence D. Paredes, General Counsel and Secretary of the Fund
Erik L. Cuellar, Chief Financial Officer and Treasurer of the Fund